UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 18, 2018

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains the following:-

1.             A News Release dated 26 April 2018 entitled ‘VODAFONE AND ESL ANNOUNCE INTERNATIONAL ESPORTS PARTNERSHIP’

2.             A Stock Exchange Announcement dated 03 April 2018 entitled ‘COMPLETION OF THE SALE OF VODAFONE’S STANDALONE TOWER BUSINESS IN INDIA TO AMERICAN TOWER’

3.             A Stock Exchange Announcement dated 03 April 2018 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

4.             A Stock Exchange Announcement dated 05 April 2018 entitled ‘VODAFONE UK ACQUIRES SPECTRUM FOR 5G SERVICES’

RNS Number: 1418M

Vodafone Group Plc

26 April 2018

VODAFONE AND ESL ANNOUNCE INTERNATIONAL ESPORTS PARTNERSHIP

Vodafone has become a Premium Partner of ESL, the world’s largest esports company, and will sponsor ESL’s flagship event series:  Intel® Extreme Masters, ESL One and ESL Pro League.

Esports is one of the fastest-growing international sports, with ESL tournaments taking place in arenas around the globe as the world’s best players and teams battle it out in front of a live audience and millions of fans watching online.

The collaboration with ESL highlights how Vodafone’s international network brings together gamers and fans from 25 countries where Vodafone has more than 500 million mobile connections - including 104 million on high speed 4G - and 19 million fixed broadband connections. It will also provide a showcase for the development of new 5G technologies set to transform gaming.

Vodafone will also work with ESL to support a series of initiatives that promote diversity and female participation in historically male-dominated esports activities. Vodafone will become a Premium Partner of the female esports challenge held during the IEM Sydney event in May 2018, and will collaborate with the world’s top female esports personalities to highlight the opportunities for women to participate professionally in esports or pursue a career in the esports industry.

Serpil Timuray, Chief Operations & Strategy Officer, Vodafone Group said: “We are delighted to launch this partnership with ESL and create one of the biggest international networks for esports at a time when audiences are growing rapidly and new technologies are poised to deliver better experiences.  I look forward to joining our customers across 25 countries in viewing ESL’s exciting esports tournaments, both at home and on their mobile devices.”

“We are thrilled to partner with Vodafone as our new telecommunication partner for various events,” said Ralf Reichert, CEO at ESL. “Together with Vodafone we are looking forward to connect even more people and create diversity in esports by ensuring better technological conditions for professional players, fans and ESL employees, fostering corporate responsibility projects and creating awareness around the esports industry to a broader audience. Vodafone is committed to support ESL with all their knowledge and strength and we could not be happier about that.”

Vodafone will be Premium Partner for the following live global events, with further dates to be announced in due course:

•                  IEM Sydney — May 2018, Australia

•                  ESL One Birmingham — May 2018, UK

•                  ESL One Cologne — July 2018, Germany

Vodafone’s sponsorship agreement with ESL includes a new live broadcast segment titled ‘The Vodafone View’, content and advertising distribution, as well as branding and activation at the events.

The ESL partnership builds on Vodafone’s growing involvement in esports, including the recent sponsorship of “Vodafone Giants” in Spain and Mousesports, the most successful German professional esports team.

More information can be found on the dedicated global content hub about esports and the partnership between Vodafone and ESL at playfaster.vodafone.com.

- ends -

Notes for Editors

Video and images for PlayFaster can be viewed and downloaded from here:  https://www.flickr.com/gp/vodafonegroup/q1edJ7

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

ESL

Christopher Flato

Communications

Mob. +49 176 70216927

c.flato@eslgaming.com

About Vodafone

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 25 countries, partners with mobile networks in 46 more, and fixed broadband operations in 18 markets. As of 31 December 2017, Vodafone Group had 529.1 million mobile customers and 19.3 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com

About ESL

ESL, a part of the international digital entertainment group MTG, is the world’s largest esports company, leading the industry across the most popular video games with numerous online and offline competitions. It operates high profile, branded international and national leagues and tournaments such as the Intel® Extreme Masters, ESL One, ESL National Championships and other top tier stadium-size events, as well as grassroots amateur cups, leagues and matchmaking systems. ESL covers a broad field of services in gaming technology, event management, advertising and television production, fully catering to the needs of the esports ecosystem. With offices in North America, Germany, Russia, France, Poland, Spain, China, and partners in many other countries, it has a truly global footprint. (www.eslgaming.com)

RNS Number: 5331J

Vodafone Group Plc

3 April 2018

COMPLETION OF THE SALE OF VODAFONE’S STANDALONE TOWER BUSINESS IN INDIA

TO AMERICAN TOWER

Further to the announcement dated 13 November 2017, Vodafone India has completed the sale of its standalone tower business in India(1) to ATC Telecom Infrastructure Private Limited (“ATC”) for an enterprise value of INR 38.5 billion (€ 478 million).(2)

In the Vodafone India / Idea merger announcement of 20 March 2017, both parties announced their intention to sell their individual standalone tower businesses to strengthen the combined financial position of the merged entity. The merger is expected to complete in the first half of the current calendar year.

Completion of Idea’s sale of its standalone tower business to ATC is also expected in the first half of this calendar year.

- ends -

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 25 countries, partners with mobile networks in 49 more, and fixed broadband operations in 18 markets. As of 31 December 2017, Vodafone Group had 529.1 million mobile customers and 19.3 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com

(1)  Vodafone India’s standalone tower businesses were sold by Vodafone Mobile Services Limited and Vodafone India Limited

(2)  Subject to customary closing adjustments. Based on INR/€ FX rate of 80.62

RNS Number: 5980J

Vodafone Group Plc

3 April 2018

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 March 2018:

Vodafone’s issued share capital consists of 28,814,803,308 ordinary shares of US$0.20 20/21 of which 2,139,038,029 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,675,765,279. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number: 9153J

Vodafone Group Plc

5 April 2018

VODAFONE UK ACQUIRES SPECTRUM FOR 5G SERVICES

Vodafone UK has acquired 50 MHz of spectrum in the 3400 MHz band for mobile data services in Ofcom’s auction for a total cost of £378.2 million (€433.4 million).*

Vodafone UK will use the 3400 MHz spectrum to deploy 5G services, enabling Gigabit speeds and lower latency to enhance applications including connected vehicles and robotics, industrial automated systems, and virtual and augmented reality.

The spectrum acquired has a twenty-year term and is convertible to perpetual licences thereafter.

Vodafone UK has the following spectrum holdings before and after the auction:

	Existing Holding	Purchased	Post-purchase
800 MHz	10 MHz		10 MHz
900 MHz	17.4 MHz		17.4 MHz
1400 MHz	20 MHz		20 MHz
1800 MHz	5.8 MHz		5.8 MHz
2100 MHz	14.8 MHz		14.8 MHz
2600 MHz	40 MHz		40 MHz
3400 MHz		50 MHz	50 MHz

— ends —

* Exchange rate: £1 = €1.15.

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 25 countries, partners with mobile networks in 49 more, and fixed broadband operations in 19 markets. As of 31 December 2017, Vodafone Group had 529.1 million mobile customers and 19.3 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 18, 2018	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary